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Exhibit 99.01
Supplemental Consolidated Six Months Ended Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS

    Except for the historical statements contained in this report, the matters discussed in the following discussion and analysis are forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "estimate", "outlook", "expect", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to:

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  general economic conditions, including their impact on capital expenditures;

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  business conditions in the energy industry;

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  competitive factors;

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  unusual weather;

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  changes in federal or state legislation;

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  regulation;

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  the items set forth below under "Factors Affecting Results of Operations";

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  conditions imposed by regulatory agencies in orders approving the Merger with NCE;

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  and the other risk factors listed from time to time by NSP in reports filed with the SEC, including Exhibit 99.01 to the report on Form 10.

First Six Months 2000 vs. First Six Months 1999

    The following discussion and analysis is based on the financial condition and operations of NSP-Minnesota as if the Xcel Merger and the transfer of utility assets had occurred as of January 1 of the earliest period presented.

    Conservation program recovery—NSP-Minnesota recorded a charge of $35 million (before tax) in the second quarter of 1999 as a result of a MPUC disallowance of rate recovery of accrued 1998 conservation program incentives. NSP-Minnesota has appealed the MPUC decision to the Minnesota Court of Appeals.

    NSP-Minnesota has had a 4.1 percent conservation rate surcharge in place since 1998, pending resolution of the conservation incentive recovery issue. On July 31, 2000, the MPUC ordered NSP-Minnesota to reduce the surcharge level to 0.68 percent (consistent with current costs to be recovered) and to refund cumulative overcollections of approximately $24 million. This refund does not include the 1998 conservation incentive amounts still under appeal. Although cash flows will be reduced, NSP-Minnesota does not expect any earnings impact from these actions due to accruals previously recorded.

    Estimated Impact of Weather on Regulated Earnings—NSP-Minnesota estimates electric and gas utility sales levels under normal weather conditions and analyzes the approximate effect of variations from historical average temperatures on actual sales levels. The following summarizes the estimated impact of weather on actual utility operating results (in relation to sales under normal weather conditions):

	Increase (Decrease)
Net Income ($ in thousands) For Periods Ending June 30:	Actual 2000 vs Normal	Actual 1999 vs Normal	Actual 2000 vs 1999
Six Months Ended	$(9,485)	$(5,039)	$(4,446)

    Sales Growth—The following table summarizes NSP-Minnesota's growth in actual electric and gas sales and growth on a weather normalized (W/N) basis for the 6-month period ended June 30, 2000, as compared with the same period in 1999. NSP-Minnesota's weather normalization process removes the estimated impact on sales of temperature variations from historical averages.

	6 Mos. Ended
	Actual	W/N
Electric Residential	1.7%	3.1%
Electric Industrial and Commercial	4.1%	4.5%
Total Electric Retail	3.5%	4.1%
Electric Resale	2.5%	NA
Firm Gas Sales	(2.0)%	3.6%

Utility Operating Results

    Electric revenues for the first six months of 2000 increased $58.5 million, or 5.6 percent, compared with the first six months of 1999. The increase is primarily due to retail sales growth, a $32 million write-off in 1999 for 1998 conservation incentives and higher sales for resale.

    Electric margin equals electric revenue minus electric fuel and purchased power costs. Electric margin increased $48.7 million or 7.2 percent for the first six months of 2000 as compared with the first six months of 1999. The increase is primarily due to retail sales growth, a $32 million write-off in 1999 for 1998 conservation incentives and higher sales for resale.

    Gas revenues for the first six months of 2000 increased $37.9 million, or 19.2 percent, compared with the first six months of 1999. The increase is primarily due to the cost of gas recovery and sales growth, partially offset by lower sales due to warmer than normal weather.

    Gas margin equals gas revenue minus the cost of purchased gas. Gas margin increased $1.4 million or 1.8 percent for the first six months of 2000 as compared with the first six months of 1999. The increase is primarily due to sales growth which is partially offset by lower sales due to warmer than normal weather.

    Other operation, Maintenance and Administrative and general expenses together increased $21.2 million, or 6.3 percent, compared with the first six months of 1999. The increase is primarily due to increased generating plant maintenance outage costs and a $5 million adjustment recorded last year that lowered 1999 retirement costs.

    Depreciation and amortization expense increased $8.2 million, or 5.4 percent, compared with the first six months of 1999. The increase is mainly due to increased plant in service.

    Interest expense increased $12.6 million for the first six months of 2000 compared with 1999, primarily due to the issuance of $250 million of long-term debt in July 1999 and higher commercial paper balances.

    Accounting Change—In June 1998, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivatives be recognized at fair value in the balance sheet and all changes in fair value be recognized currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative, its resulting designation and its effectiveness.

    In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to FASB Statement No. 133." This Statement amends SFAS No. 133 in four areas, normal purchases and sales contracts, definition of interest rate risk, hedging recognized foreign currency denominated assets and liabilities and hedging foreign currency risk and intercompany derivatives.

    NSP-Minnesota plans to adopt both of these standards in 2001, as required. NSP-Minnesota has not yet determined the potential impact of implementing these statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Thousands of Dollars)

	Six Months Ended June 30
	2000	1999
Utility Operating Revenues
Electric	$1,111,630	$1,053,176
Gas	235,269	197,366

Total	1,346,899	1,250,542

Operating Expenses
Fuel for electric generation	142,053	146,930
Purchased and interchange power	243,785	229,115
Cost of gas purchased and transported	155,487	118,975
Other operation and maintenance	294,778	276,534
Administrative and general	61,157	58,183
Conservation and energy management	24,041	31,368
Depreciation and amortization	161,249	153,021
Property and general taxes	104,149	106,018

Total	1,186,699	1,120,144

Operating Income	160,200	130,398

Other Income (Expense)
Nonoperating income—including interest income	7,173	5,695
Nonoperating expenses	(7,066)	(6,698)

Total	107	(1,003)

Income before interest charges and income taxes	160,307	129,395

Financing costs
Interest on long-term debt	45,879	37,749
Other interest and amortization	17,433	12,977
Allowance for funds used during construction—debt	(2,506)	(2,784)

Total interest charges	60,806	47,942
Distributions on redeemable preferred securities of subsidiary trust	7,875	7,875

Total Financing Costs	68,681	55,817

Income before income taxes	91,626	73,578
Income taxes: Current	54,343	52,095
Deferred	(15,293)	(22,196)
Investment tax credits recognized	(4,532)	(4,455)

Net Income	$57,108	$48,134

See Notes to Financial Statements

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASHFLOWS (UNAUDITED)
(Thousands of Dollars)

	Six Months Ended June 30
	2000	1999
Cash Flows from Operating Activities
Net income	$57,108	$48,134
Adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	169,692	161,656
Nuclear fuel amortization	20,675	24,867
Deferred income taxes	(15,675)	(23,587)
Deferred investment tax credits recognized	(4,133)	(4,047)
Allowance for funds used during construction—equity	(535)	(815)
Conservation incentive adjustments—noncash	9,918	35,035
Cash used for changes in certain working capital items	21,599	(61,081)
Cash provided by changes in other assets and liabilities	23,485	23,840

Net Cash Provided by Operating Activities	282,134	204,002

Cash Flows from Investing Activities
Capital expenditures:
Utility plant additions (including nuclear fuel)	(175,341)	(142,462)
Nonregulated property additions	(774)	(554)
Decrease in construction payables	(4,092)	(5,707)
Allowance for funds used during construction—equity	535	815
Investment in external decommissioning fund	(26,443)	(21,119)
Other investments—net	(3,421)	(7,700)

Net Cash Used for Investing Activities	(209,536)	(176,727)

Cash Flows from Financing Activities
Change in short-term debt—net issuances (repayments)	122,143	389,923
Proceeds from issuance of long-term debt—net	76,125
Repayment of long-term debt, including reacquisition premiums	(76,932)	(201,817)
Capital distributions to parent	(175,577)	(219,278)

Net Cash Used for Financing Activities	(54,241)	(31,172)

Net Increase (Decrease) in Cash and Cash Equivalents	18,357	(3,897)
Cash and cash equivalents at beginning of period	11,344	20,125

Cash and Cash Equivalents at End of Period	$29,701	$16,228

See Notes to Financial Statements

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Thousands of Dollars)

	June 2000	December 1999
Assets
Utility Plant
Electric	$6,494,790	$6,396,370
Gas	651,680	636,444
Other	298,195	287,332

Total	7,444,665	7,320,146
Accumulated provision for depreciation	(3,955,130)	(3,827,746)
Nuclear fuel—net:	1,041,326	1,026,063
Accumulated provision for amortization	(944,011)	(923,336)

Net utility plant	3,586,850	3,595,127
Current Assets
Cash and cash equivalents	29,701	11,344
Customer accounts receivable—net	167,215	184,644
Unbilled utility revenues	96,379	122,493
Receivables from affiliated companies	80,309	110,870
Other receivables	31,410	51,812
Materials and supplies inventories—at average cost:
Fuel	44,382	51,514
Other	103,247	101,678
Prepayments and other	106,751	50,141

Total current assets	659,394	684,496
Other Assets
External decommissioning fund	551,724	517,129
Regulatory assets	190,255	208,176
Nonregulated property—net of accumulated depreciation:	42,327	42,888
Other investments and receivables	40,845	40,851
Long-term prepayments and deferred charges	116,815	79,039

Total other assets	941,966	888,083

Total Assets	$5,188,210	$5,167,706

See Notes to Financial Statements

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Thousands of Dollars)

	June 2000	December 1999
Liabilities and Divisional Equity
Capitalization
Divisional equity:
Divisional equity	$71,739	$145,613
Retained earnings	1,006,201	1,052,088
Leveraged common stock held by ESOP	(8,248)	(11,606)

Total division equity	1,069,692	1,186,095
Mandatorily redeemable preferred securities of subsidiary trust*	200,000	200,000
Long-term debt	1,191,716	1,186,586

Total capitalization	2,461,408	2,572,681
Current Liabilities
Long-term debt due within one year	106,591	114,118
Other long-term debt potentially due within one year	141,600	141,600
Short-term debt—primarily commercial paper	542,336	420,193
Accounts payable	189,384	210,952
Taxes accrued	139,848	162,748
Interest accrued	29,919	31,299
Capital distributions payable to parent (Xcel Energy)	58,863	57,523
Accrued payroll, vacation and other	108,621	88,719

Total current liabilities	1,317,162	1,227,152
Other Liabilities
Deferred income taxes	670,974	681,431
Deferred investment tax credits	95,671	100,105
Regulatory liabilities	497,150	439,717
Postretirement and other benefit obligations	111,389	112,139
Other long-term obligations and deferred income	34,456	34,481

Total other liabilities	1,409,640	1,367,873

Commitments and Contingent Liabilities (See Note 3)

Total	$5,188,210	$5,167,706

*
The primary asset of NSP Financing I, a subsidiary trust of NSP-Minnesota, is $200 million principal amount of the Company's 7.875% Junior Subordinated Debentures due 2037.

See Notes to Financial Statements

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF DIVISIONAL EQUITY (UNAUDITED)
(Thousands of Dollars)

	Other Divisional Equity	Retained Earnings	Leveraged ESOP	Total Divisional Equity

Balance at Dec. 31, 1998	$462,080	$1,087,395	$(18,503)	$1,530,972

Net income		48,134		48,134
Capital distributions from (to) parent	(120,633)	(99,751)		(220,384)
Repayment of ESOP loan			3,448	3,448

Balance at June 30, 1999	$341,447	$1,035,778	$(15,055)	$1,362,170

Balance at Dec. 31, 1999	$145,613	$1,052,088	$(11,606)	$1,186,095

Net income		57,108		57,108
Capital distributions to parent	(73,874)	(102,995)		(176,869)
Repayment of ESOP loan			3,358	3,358

Balance at June 30, 2000	$71,739	$1,006,201	$(8,248)	$1,069,692

See Notes to Financial Statements

Northern States Power Company-Minnesota (Consolidated),
a Subsidiary of Xcel Energy Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the financial position of Northern States Power Company (Minnesota), (NSP-Minnesota) and its subsidiaries as of June 30, 2000 and Dec. 31, 1999, the results of its operations for the six months ended June 30, 2000 and 1999, and its cash flows for the six months ended June 30, 2000 and 1999. Due to the seasonality of NSP-Minnesota's electric and gas sales and variability of nonregulated operations, operating results on a year-to-date basis are not necessarily an appropriate base from which to project annual results.

    The accounting policies followed by NSP-Minnesota are set forth in Note 1 to the audited financial statements for the year ended Dec. 31, 1999, in NSP-Minnesota's Report on Form 10. The following notes should be read in conjunction with such policies and other disclosures in the Form 10.

1.  Business Developments

    Nuclear Management Company (NMC)—During the second quarter of 2000, the NRC approved requests by NMC's four affiliated utilities to transfer operating authority for their five nuclear plants to NMC. NRC action paves the way for NMC to assume management of operations and maintenance at the five plants. NMC expects to begin operating the plants in the last half of 2000. The NRC also is considering requests from three intervenors for hearings regarding NSP-Minnesota's application. NMC responsibilities will include oversight of on-site dry storage facilities for used nuclear fuel at the Point Beach and Prairie Island nuclear plants. Utility plant owners will continue to own the plants, control all energy produced by the plants and retain responsibility for nuclear liability insurance and decommissioning costs. The transfer of operating authority will formally establish NMC as an operating company, with a senior management team focused on sharing best practices from seven nuclear units at the five plants. Existing personnel will continue to provide day-to-day plant operations, with the additional benefit of tapping into ideas from all NMC-operated plants for improved safety, reliability and operational performance.

    Black Dog Plant Project—During June 2000, the MPUC issued a certificate of need for the Black Dog plant repowering project. The project involves converting two of Black Dog's four electric generating units from coal to natural gas, a move that will result in greater operating efficiency and cleaner power production, including a reduction in NSP-Minnesota's air emissions. Using natural gas combined-cycle technology, output from the two units will be boosted by more than 100 megawatts. Other key regulatory approvals are needed from the Minnesota Environmental Quality Board and Pollution Control Agency. NSP-Minnesota expects to receive final approvals in the fall of 2000 and then immediately begin construction. The project should be completed prior to the summer of 2002.

2.  Regulation and Rate Matters

    Minnesota Fuel Clause Change—In June 2000, the Minnesota Public Utilities Commission (MPUC) approved a change under which bills received by NSP-Minnesota's electricity customers will more accurately reflect energy costs on a timely basis. The fuel clause adjustment (FCA) is a mechanism that allows NSP-Minnesota to bill customers for the actual cost of fuel used to generate electricity at its plants and energy purchased from other suppliers. Previously, the adjustment reflected prior period costs, and it would take approximately three months for customer bills to reflect higher, or lower, fuel costs incurred by NSP-Minnesota. Under the new method, NSP-Minnesota will base the customer billing adjustment on projected energy costs for the current month, and will correct in a subsequent month any differences between projected costs and actual costs incurred. This improved matching between costs and usage should encourage customers to take appropriate steps to reduce energy use during peak periods—when costs are at their highest—while giving appropriate price signals when costs are lower during off-peak periods. NSP-Minnesota implemented the revised fuel clause adjustment with July 2000 billings.

    On April 3, 2000, the Minnesota Office of Attorney General (OAG) filed a petition with the MPUC asking the MPUC to initiate an investigation of NSP-Minnesota's fuel and purchased energy cost recoveries under the FCA provisions of NSP's tariffs. The OAG alleged NSP could be improperly diverting low-cost NSP generation supplies to the wholesale market to increase profits, while recovering higher cost energy purchases through the FCA. NSP contends that it has followed the appropriate FCA rules and regulations. On July 20, 2000, the MPUC issued an order in which it indicated that the record before the MPUC did not reflect any specific allegations of wrongdoing. However, the MPUC instructed NSP-Minnesota and the OAG to resolve any concerns and file a report with the MPUC within 45 days.

3.  Commitments and Contingent Liabilities

    Nuclear Insurance—The circumstances set forth in Note 13 to NSP-Minnesota's financial statements in NSP-Minnesota's Form 10 appropriately represent, in all material respects, the current status of commitments and contingent liabilities regarding public liability for claims resulting from any nuclear incident.

4.  Segment Information

    NSP-Minnesota has two reportable segments: Electric Utility and Gas Utility. Segment information for the six month ended periods are as follows:

6 Mos. Ended 6/30/00 (Thousands of dollars)	Operating Revenues from External Customers	Inter- Segment Revenues	Segment Net Income (Loss)
Electric Utility	$1,111,314	$316	$45,938
Gas Utility	235,228	1,003	9,617
All Other	13,144	0	1,553
Reconciling Eliminations	0	(962)	0

Consolidated Total(a)	$1,359,686	$357	$57,108

6 Mos. Ended 6/30/99 (Thousands of dollars)	Operating Revenues from External Customers	Inter- Segment Revenues	Segment Net Income (Loss)
Electric Utility	$1,052,836	$340	$37,121
Gas Utility	197,317	488	10,241
All Other	12,220	0	772
Reconciling Eliminations	0	(439)	0

Consolidated Total(a)	$1,262,373	$389	$48,134

(a)
The consolidated total revenue amounts represent the sum of utility and nonregulated amounts (within nonoperating income).

5.  Short-Term Borrowings

    At June 30, 2000, NSP-Minnesota had approximately $542 million of short-term debt outstanding at a weighted average interest rate of 5.94 percent. NSP-Minnesota has regulatory approval for up to approximately $600 million in short-term debt levels.

    As of June 30, 2000, NSP-Minnesota had a $300 million revolving credit facility under a commitment fee arrangement. This facility provides short-term financing in the form of bank loans, letters of credit and support for commercial paper sales.

6.  Other Financing Activity

    NSP-Minnesota intends to file a $500 million universal debt shelf registration in the fourth quarter 2000.

    In 1999, NSP-Wisconsin received approval to issue up to $80 million of long-term debt, which is now scheduled to be issued during the last half of 2000. The proceeds will be used primarily to repay short-term debt to NSP-Minnesota.

Part II.  OTHER INFORMATION

Item 1.  Legal Proceedings

    In the normal course of business, various lawsuits and claims have arisen against NSP-Minnesota. Management, after consultation with legal counsel, has recorded an estimate of the probable cost of settlement or other disposition for such matters.

    On Dec. 11, 1998, a gas explosion in St. Cloud, Minn., killed four people, including two NSP-Minnesota employees, injured approximately 14 people and damaged several buildings. The accident occurred as a crew from Cable Constructors Inc. (CCI) was installing fiber optic cable for Seren Innovations, Inc. Seren is an affiliate of NSP-Minnesota and a subsidiary of Xcel Energy. Seren, CCI and Sirti, an architecture/engineering firm retained by Seren, are named as defendants in 10 lawsuits relating to the explosion. NSP-Minnesota is a defendant in eight of the lawsuits. NSP-Minnesota and Seren deny any liability for this accident. On July 11, 2000, the National Transportation Safety Board issued a report, which determined that CCI's inadequate installation procedures and delay in reporting the gas hit were the proximate cause of the accident. NSP-Minnesota has a self-insured retention deductible of $2 million with general liability coverage limits of $185 million. Seren's primary insurance coverage is $1 million and its secondary insurance coverage is $185 million. The ultimate cost to NSP-Minnesota and Seren, if any, is presently unknown.

    In April 1997, a fire damaged several buildings in downtown Grand Forks, N. D., during a flood in the city. On July 23, 1998, the St. Paul Mercury Insurance Co. commenced a lawsuit against NSP-Minnesota for damages in excess of $15 million. The suit was filed in the District Court in Grand Forks County in North Dakota. The insurance company alleges the fire was electrical in origin and that NSP-Minnesota was legally responsible for the fire because it failed to shut off electrical power to downtown Grand Forks during the flood and prior to the fire. Seven additional lawsuits were filed against NSP-Minnesota by insurance companies which insured businesses damaged by the fire. One additional lawsuit filed by the First National Bank of Grand Forks is venued in Federal Court. The total of damages being sought by all these lawsuits is in excess of $30 million. NSP-Minnesota denied any liability, asserting that it was not legally responsible for this unforeseeable event. Trial concerning the state court lawsuits commenced on Aug. 1, 2000, and concluded on Sept. 7, 2000. On Sept. 8, 2000, after deliberating for only one hour, a jury returned a defense verdict in favor of NSP-Minnesota. It is unknown whether the plaintiffs will appeal. NSP-Minnesota has a self-insured retention deductible of $2 million, with general liability insurance coverage limits of $150 million. The ultimate cost to NSP-Minnesota, if any, is unknown at this time.

    See Notes 2 and 3 of the Financial Statements for further discussion of legal proceedings, including Regulatory Matters and Commitments and Contingent Liabilities, incorporated by reference.

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Exhibit 99.01 Supplemental Consolidated Six Months Ended Financial Statements
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (Thousands of Dollars)
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASHFLOWS (UNAUDITED) (Thousands of Dollars)
SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Thousands of Dollars)
SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Thousands of Dollars)
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF DIVISIONAL EQUITY (UNAUDITED) (Thousands of Dollars)
Part II. OTHER INFORMATION